EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2013

Earnings:
Income before income taxes	$1,149.6
Add: Dividends from affiliates	10.9
Fixed charges	249.5

Total earnings	$1,410.0

Fixed charges:
Interest expense (a)	$148.8
Rent expense interest factor (b)	100.7

Total fixed charges	$249.5

Ratio of earnings to fixed charges	5.65x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.